Exhibit 12.1

	The Company		Thomas Properties Group Predecessor
	Historical Consolidated Year Ended December 31, 2005 (1)	Historical Consolidated Period October 13 - December 31, 2004	Historical Combined Period January 1 - October 12, 2004	Historical Combined Year Ended December 31,
(in thousands)				2003	2002	2001
Ratio of earnings to fixed charges
Fixed charges:
Interest expense	20,784	5,611	18,695	21,362	21,361	21,794
Capitalized interest	2,165	238	116	245	256	379
Interest within rental expense	78	16	72	84	34	33

Fixed charges	23,027	5,865	18,883	21,691	21,651	22,206
Net income (loss)	644	(581)	(5,006)	(2,555)	(3,600)	(5,548)
Minority interests	1,231	(1,128)	1,614	—	—	—
Equity in net loss (income) of unconsolidated/uncombined real estate entities	16,259	988	1,099	1,088	(993)	(1,285)
Provision (benefit) for income taxes	698	(390)	—	—	—	—
Distributed income from unconsolidated/uncombined real estate entities	2,108	—	—	—	—	—
Capitalized interest	(2,165)	(238)	(116)	(245)	(256)	(379)

	41,802	4,516	16,474	19,979	16,802	14,994

Ratio of earnings to fixed charges	1.82	0.77	0.87	0.92	0.78	0.68

Deficiency	N/A	1,349	2,409	1,712	4,849	7,212

(1)	Included in earnings is the gain on purchase of other secured loan of $25,776,000.

In computing the ratios above, earnings consist of net income (loss) from continuing operations for us and our consolidated subsidiaries plus distributed income from unconsolidated/uncombined real estate entities, but before equity in net loss (income) of unconsolidated/uncombined real estate entities, minority interests, taxes and fixed charges. Fixed charges consist of interest expense (including an estimate of the interest within rental expense), capitalized interest, amortization of deferred financing fees (whether expensed or capitalized) and amortization of discounts or premiums related to indebtedness. We have not issued any preferred stock shares. We have estimated for purposes of the above ratios interest within rental expense at one-third.